UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to ______

Commission file number 0-18311

NEUROGEN CORPORATION 401(k) RETIREMENT PLAN
(Full title of the plan)

NEUROGEN CORPORATION
35 Northeast Industrial Road
Branford, Connecticut 06405
(203) 488-8201

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Neurogen Corporation 401(k) Retirement Plan
Financial Statements

Index

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003

Notes to Financial Statements

Supplemental Schedules: *

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Schedule H, Line 4j - Schedule of Reportable Transactions

Exhibit Index

* Note – Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Neurogen Corporation 401k Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Neurogen Corporation 401k Retirement Plan (the "Plan") at December 31, 2003and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 17, 2004

Neurogen Corporation 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Assets:
Investments (See Notes 3 and 4)	$ 10,290,667	$ 6,382,354

Receivables:
Employer contributions	146,060	177,562

Total assets	10,436,727	6,559,916

Liabilities:
Excess contributions payable	-	11,655

Net assets available for benefits	$ 10,436,727	$ 6,548,261

The accompanying notes are an integral part of the financial statements.

Neurogen Corporation 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions to net assets attributed to:

Contributions received or receivable from:

Employees	$ 1,186,825
Employer	740,067

Total contributions	1,926,892

Net appreciation in fair value of investments	2,765,087

Dividends and interest income	79,787

Total additions	4,771,766

Deductions from net assets attributed to:
Benefits paid	(861,640)
Administrative expenses	(21,660)

Total deductions	(883,300)

Net increase	3,888,466

Net assets available for benefits:

Beginning of year	6,548,261

End of year	$ 10,436,727

The accompanying notes are an integral part of the financial statements.

Neurogen Corporation 401(k) Retirement Plan
Notes To Financial Statements

1. Description of the Plan:

General

The Neurogen Corporation 401(k) Retirement Plan (the "Plan") is a defined contribution plan administered by Neurogen Corporation (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is intended to meet the requirements of Section 401(a), 401(k), and 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"). All full-time employees of the Company are eligible to participate in the Plan on the first day of a calendar quarter following the date on which the employee first completed an hour of service. The following is a brief description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Contributions

Employee contributions
Employees may elect to contribute up to the full amount of their compensation or $12,000 whichever is less. Employees who turn 50 during the calendar year may elect to make an additional $2,000 contribution for the year 2003. Contribution rates may be changed on the first day of a calendar quarter. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 23 mutual funds, 1 pooled investment fund and Neurogen common stock as investment options for participants. The investment options may be changed daily by participants.

Employer contributions
The Plan was amended as of January 1, 2002 to allow for a discretionary match from the employer. For the year ended December 31, 2002 the Company matched the employee's contribution in an amount equal to 100% of the participant's contribution up to 6% of the participant's gross pay. The matching contribution was made on a quarterly basis and was composed of two parts. One-third of the contribution was in cash that may be invested in any of the investment funds offered. The other two-thirds was in Neurogen common stock and may not be transferred to another investment fund. As of January 1, 2003, the Plan was amended so that the discretionary employer match would be invested entirely in Neurogen common stock and could not be transferred to another investment option. During the year ended December 31, 2003 , the Company matched the employee's contribution in an amount equal to 100% of the participant's contribution up to 6% of the participant's gross pay. The matching contribution was made on a quarterly basis.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of the Company's matching contribution and Plan earnings and charged with an allocation of trustee fees as described in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants vest in employer matching contributions and related earnings at a rate of 25% for each year of credited service, as defined in the Plan document, and are 100% vested after four years of credited service. Participants are vested immediately in their contributions plus actual earnings thereon.

Loans and Withdrawals
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms vary with the maximum being ten years. The loans are collateralized by the balance in the participant's account and bear interest at a rate of 1% over the prime rate.

Participants may withdraw all or any portion of their vested account resulting from their contributions and earnings thereon, subject to proof of hardship due to an immediate and significant financial need as further described in the Plan document. The Plan administrator, in accordance with nondiscriminatory standards applied uniformly to all participants, similarly makes the determination of financial hardship.

Payment of Benefits
On termination of service due to death, disability or retirement, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in their account. If a participant terminates employment but termination is not due to death, disability or retirement, and the participant is not yet 65, the participant may keep their account balance in the Plan if it is greater than $5,000 or elect a lump-sum distribution. If the participant chooses a lump-sum distribution, the distribution will occur as soon as practicable after the participant has completed the proper form providing instruction as to where the funds should be transferred.

Forfeited Accounts
Forfeitures are utilized to reduce the employer contribution and/or pay Plan expenses which would otherwise be paid by the employer. During 2003, employer contributions were reduced by $50,700 of forfeited nonvested accounts. At December 31, 2003 and 2002, forfeited nonvested accounts totaled $20,618 and $12,876, respectively.

2. Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and, where applicable, disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of the mutual funds, pooled investment funds, and Neurogen common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Investment Valuation and Income Recognition
The pooled investment and mutual fund accounts are stated at fair value, which is based upon quoted market prices that represent the net asset value of shares held by the Plan at year-end. The Neurogen common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses, and the unrealized appreciation (depreciation) on those investments.

Purchases and sales are recorded on a trade-date basis and interest income is recorded on the accrual basis.

Plan Expenses
Trustee fees are charged and allocated against participant accounts, as defined, and participants pay loan administrative expenses of $75 per loan. In addition, the Company incurred record keeping expenses of approximately $7,800 for the Plan year 2003, which were not charged to the Plan.

Payment of Benefits
Benefits are recorded when paid.

3. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets.

December 31,
	2003	2002

Neurogen Corporation restricted common stock, 419,171 and 181,092 shares, respectively	$ 2,154,959*	$ 404,486*

Fidelity Contrafund, 26,484 and 26,996 shares, respectively	$ 1,306,972	$ 1,042,050

Vanguard Primecap Fund, 15,497 and 16,023 shares, respectively	$ 821,982	$ 619,467

Fidelity Select Technology Fund, 12,961 and 11,827 shares, respectively	$ 778,810	$ 445,868

Vanguard 500 Index Fund, 6,441 and 5,500 shares, respectively	$ 661,259	$ 448,592

Vanguard Healthcare Fund, 4,276 and 3,451 shares, respectively	$ 515,600	$ 331,811

Bernstein Diversified Value Collective Trust, 14,801 and 19,618 shares, respectively	$ 498,187	$ 517,918

*Non-participant directed

During 2003, the Plan's investments (including realized gains and losses and the unrealized appreciation (depreciation) on those investments) appreciated in value by $2,765,087, as follows:

Common stock	$ 1,205,798
Pooled investment and mutual funds	1,559,289

$ 2,765,087

4. Nonparticipant-Directed Investment

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:

	December 31,
	2003	2002

Net Assets: Neurogen Corporation restricted common stock	$ 2,154,959	$ 404,486

Year Ended December 31, 2003

Contributions	$ 737,816
Net appreciation	1,111,454
Benefits paid to participants	(96,046)
Administrative expenses	(2,751)

Change in Net Assets	$ 1,750,473

5. Related-Party Transactions

Certain Plan investments are shares of short-term investment funds managed by the Bank of Texas, N.A. ("Alliance"). The Bank of Texas, N.A., is a subsidiary of the Bank of Oklahoma and is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to Alliance during 2003 totaled $21,660.

Additionally, the Plan acquires shares of the sponsor company, Neurogen Corporation, both on a participant and non-participant directed basis.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

7. Tax Status

The Company has adopted the prototype plan of the Bank of Oklahoma, the record keeper. The Bank of Oklahoma prototype plan has been amended and restated to incorporate the applicable provisions of recent tax law changes. The IRS has determined and informed the Bank of Oklahoma by letter dated August 30, 2001 that the prototype plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since August 30, 2001. However, the Plan Administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Neurogen Corporation 401(k) Retirement Plan
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral,par, or maturity value	(d) Cost	(e) Current value

*	Neurogen Corporation	Restricted common stock, par value $0.025, 419,171 shares	$ 2,229,591	$2,154,959
*	Neurogen Corporation	Unrestricted common stock, par value $0.025, 19,854 shares	**	110,100
*	Participants	Participant loans with interest rates between 5.0% and 9.5%, maturity dates ranging from May 2004-July 2012, collaterized by participant account balances	-	125,947
	Fidelity Group	Fidelity Contrafund, 26,484 shares	**	1,306,972
	Vanguard Group	Vanguard Primecap Fund, 15,497 shares	**	821,982
	Fidelity Group	Fidelity Select Technology Fund, 12,961 shares	**	778,810
	Vanguard Group	Vanguard 500 Index Fund, 6,441 shares	**	661,259
	Vanguard Group	Vanguard Health Care Fund, 4,276 shares	**	515,600
	Alliance Capital	Sanford Bernstein Diversified Value Collective Trust, 14,801 shares	**	498,187
	Harbor Fund	Harbor Bond Fund, 28,444 shares	**	336,488
	Janus	Janus Worldwide Fund, 7,818 shares	**	309,124
	Alliance Capital	Alliance Bernstein Exchange Reserves, 248,065 shares	**	248,067
	Janus	Janus Balanced Fund, 12,282 shares	**	244,897
	Janus	Janus Mercury Fund, 12,403 shares	**	241,866
	Royce Funds	Royce Total Return Fund, 21,502 shares	**	229,857
	Vanguard Group	Vanguard High Yield Corporate Fund, 33,505 shares	**	215,097
	Vanguard Group	Vanguard Long Term Bond Index Fund, 17,275 shares	**	199,575
	Harbor Fund	Harbor International Fund, 5,169 shares	**	190,183
	Vanguard Group	Vanguard Wellington Fund, 6,388 shares	**	184,035
	Janus	Janus Olympus Fund, 6,787 shares	**	178,701
	T. Rowe Price Funds	T. Rowe Price Mid-Cap Growth Fund, 3,609 shares	**	154,805
	Franklin Group of Funds	Franklin Small-Mid Cap Growth Fund, 4,843 shares	**	146,351
	Alliance Capital	Alliance Balanced Shares Fund, 8,631 shares	**	136,886
	Vanguard Group	Vanguard Energy Fund, 3,794 shares	**	113,257
	T. Rowe Price Funds	T. Rowe Price Equity Income Fund, 3,928 shares	**	94,890
	Sanford C. Bernstein & Co., Inc.	Sanford Bernstein Intermediate Duration Bond Fund, 2,686 shares	**	36,186
	Alliance Capital	Alliance Tax Managed Wealth Preservation, 3,373 shares	**	35,961
*	Alliance Trust Company	American Performance Cash Management Fund	**	20,625

				$ 10,290,667

* Identified as a party in interest
** Cost information has been omitted for participant-directed investments

Neurogen Corporation 401(k) Retirement Plan
Supplemental Schedule
Schedule H, Line 4j - Schedule of Reportable Transactions

Year Ended December 31, 2003

Series of transactions exceeding 5% of current value of Plan assets as of January 1, 2003.

(a) Identity of party involved	(b)Description of asset (include interest rate and maturity in case of a loan)	(c)Purchase price	(d) Selling price	(e) Lease rental	(f) Expense with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)

Neurogen Corporation*	Neurogen Corporation Restricted Stock	$ 737,816	N/A	$ -	$ -	$ 737,816	$ 737,816	$ -
Neurogen Corporation*	Neurogen Corporation Restricted Stock	N/A	$ 98,797	$ -	$ -	$ 198,410	$ 98,797	$ (99,613)

*Identified as a party in interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEUROGEN CORPORATION 401(k) RETIREMENT PLAN

Date: June 28, 2004	By: /s/ STEPHEN R. DAVIS Stephen R. Davis Executive Vice President and Chief Business Officer

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm